UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13E-3 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Exceed Company Ltd.
(Name of the Issuer)

Exceed Company Ltd.
Lin Shuipan

Tiancheng Int'l Investment Group Limited

Ding Dongdong

(Names of Persons Filing Statement)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G32335
(CUSIP Number)

Exceed Company Ltd. Level 12, China Minmetals Tower 179 Chatham Road South,Tsim Sha Tsui Kowloon, Hong Kong T: + 852 3975 8116	Lin Shuipan Tiancheng Int'l Investment Group Limited Ding Dongdong c/o Exceed Company Ltd. Level 12, China Minmetals Tower 179 Chatham Road South,Tsim Sha Tsui Kowloon, Hong Kong T: + 852 3975 8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:

Virginia Tam K&L Gates LLP 44th Floor, Edinburgh Tower The Landmark, 15 Queen's Road Central Hong Kong	Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☐ A tender offer

☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$19,545,858	$2,517.51

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $1.78 for 10,980,819 outstanding Shares of the issuer subject to the transaction (the "Transaction Valuation").

**The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Exceed Company Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands, the issuer of the registered ordinary shares, $0.0001 par value (each, a "Share" and collectively, the "Shares") that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Pan Long Investment Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”); (d) Lin Shuipan (“Mr. Lin”), the Company's Chairman and Chief Executive Officer, (e) Tiancheng Int'l Investment Group Limited, which is beneficially owned by Shuli Chen, Mr. Lin’s mother (“Tiancheng”) and (f) Ding Dongdong a director and Executive Senior Vice President of the Company (“Mr. Ding”) (The Filing Persons, with the exception of the Company, are collectively referred to as the “Buyer Group”).

On December 2, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "merger agreement"), which included a plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, substantially in the form attached as Appendix 1 to the merger agreement (the "plan of merger"). If the merger agreement is approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving corporation after the merger. Parent and Merger Sub are currently wholly beneficially owned by Mr. Lin.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $1.78 per Share in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares (the "Excluded Shares"): (i) Shares beneficially owned by Mr. Lin, Tiancheng, HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited, Richwise International Investment Group Limited, Mr. Ding and Eagle Rise Investment Limited (collectively referred to as the “Rollover Shareholders”) and (ii) Shares (the "Dissenting Shares") owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the "BVI Companies Act") (the "Dissenting Shareholders"). Each Excluded Share (other than Dissenting Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Shareholder will be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the authorization and approval by an affirmative vote of shareholders representing at least 70% of the outstanding Shares.

The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement, together with the plan of merger substantially in the form attached as Appendix 1 to the merger agreement, is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

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The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person, or that any other Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1    Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  "Summary Term Sheet"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

  Item 2    Subject Company Information

  (a) Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Summary Term Sheet—The Parties Involved in the Merger"

  (b) Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "The Extraordinary General Meeting—Record Date; Shares Entitled to Vote"

    "The Extraordinary General Meeting—Record Date; Shareholders Entitled to Vote; Voting Materials"

    "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c) Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Market Price of the Company's Shares, Dividends and Other Matters—Market Price of the Shares"

  (d) Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Market Price of the Company's Shares, Dividends and Other Matters—Dividend Policy"

  (e) Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Transactions in the Shares—Prior Public Offerings"

  (f) Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Transactions in the Shares"

    "Special Factors—Related Party Transactions"

  Item 3    Identity and Background of Filing Person

  (a) Name and Address. Exceed Company Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Parties Involved in the Merger"

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    "Annex D—Directors and Executive Officers of Each Filing Person"

  (b) Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Parties in the Merger"

    "Annex D—Directors and Executive Officers of Each Filing Person"

  (c) Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Parties Involved in the Merger"

    "Annex D—Directors and Executive Officers of Each Filing Person"

  Item 4    Terms of the Transaction

  (a)-(1)  Material Terms. Not applicable.

  (a)-(2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    "Special Factors"

    "The Extraordinary General Meeting"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (b) Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

    "Special Factors—Interests of Certain Persons in the Merger"

    "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (c) Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Dissenters’ Rights of Shareholders"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

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    "Dissenters’ Rights"

    "Annex C—BVI Business Companies Act, 2004, as amended—Section 179"

  (d) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement the following caption is incorporated herein by reference:

    "Provisions for Unaffiliated Security Holders"

  (e) Eligibility of Listing or Trading. Not applicable.

  Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a)    Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Related Party Transactions"

    "Transactions in the Shares"

  (b) Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Purpose of and Reasons for the Merger"

    "Special Factors—Interests of Certain Persons in the Merger"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (c) Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Plans for the Company after the Merger"

    "Special Factors—Interests of Certain Persons in the Merger"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (d) Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions incorporated herein by reference:

    "Summary Term Sheet—Contribution Agreement"

    "Summary Term Sheet—Voting Agreement"

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    "Summary Term Sheet—Financing of the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Plans for the Company after the Merger"

    "Special Factors—Financing"

    "Special Factors—Interests of Certain Persons in the Merger"

    "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

    "The Merger Agreement and Plan of Merger"

    "Transactions in the Shares"

    "Annex A—Agreement and Plan of Merger"

  Item 6 Purposes of the Transaction and Plans or Proposals

  (a) Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    "Special Factors—Purpose of and Reasons for the Merger"

    "Special Factors—Effect of the Merger on the Company"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (b) (1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Merger"

    "Summary Term Sheet—Purposes and Effects of the Merger"

    "Summary Term Sheet—Plans for the Company after the Merger"

    "Summary Term Sheet—Financing of the Merger"

    "Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Purpose of and Reasons for the Merger"

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    "Special Factors—Effect of the Merger on the Company"

    "Special Factors—Plans for the Company after the Merger"

    "Special Factors—Financing"

    "Special Factors—Interests of Certain Persons in the Merger"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  Item 7 Purposes, Alternatives, Reasons and Effects

  (a) Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Purposes and Effects of the Merger"

    "Summary Term Sheet—Plans for the Company after the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Purpose of and Reasons for the Merger"

  (b) Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

    "Special Factors—Purpose of and Reasons for the Merger"

    "Special Factors—Effects on the Company if the Merger is not Completed"

  (c) Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Purposes and Effects of the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

    "Special Factors—Purpose of and Reasons for the Merger"

    "Special Factors—Effect of the Merger on the Company"

  (d) Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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    "Summary Term Sheet—Purposes and Effects of the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Effect of the Merger on the Company"

    "Special Factors—Plans for the Company after the Merger"

    "Special Factors—Effects on the Company if the Merger is not Completed"

    "Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

    "Special Factors—Interests of Certain Persons in the Merger"

    "Special Factors—Material U.S. Federal Income Tax Consequences"

    "Special Factors—Material PRC Income Tax Consequences"

    "Special Factors—Material British Virgin Islands Tax Consequences"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  Item 8  Fairness of the Transaction

  (a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

    "Summary Term Sheet—Recommendation of the Independent Committee and the Board of Directors"

    "Summary Term Sheet—Position of the Buyer, Parent, Merger Sub as to the Fairness of the Merger"

    "Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

    "Special Factors—Opinion of the Independent Committee's Financial Advisor"

    "Special Factors—Interests of Certain Persons in the Merger"

    "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

  (c) Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

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    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    "The Extraordinary General Meeting—Vote Required"

  (d) Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent committee and Our Board of Directors"

    "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  (e) Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

  (f) Other Offers. The information set forth in the proxy statement under the following caption since incorporated herein by reference:

    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

  Item 9 Reports, Opinions, Appraisals and Negotiations

  (a) Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor"

    "Special Factors—Background of the Merger"

    "Special Factors—Opinion of the Independent Committee's Financial Advisor"

    "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

  (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Opinion of the Independent Committee's Financial Advisor"

    "Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor"

  (c) Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Where You Can Find More Information"

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  The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

  Item 10 Source and Amount of Funds or Other Consideration

  (a) Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Financing of the Merger"

    "Special Factors—Financing"

    "The Merger Agreement and Plan of Merger"

    "Annex A—Agreement and Plan of Merger"

  (b) Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Special Factors—Financing"

  (c) Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Special Factors—Fees and Expenses"

    "The Merger Agreement and Plan of Merger—Fees and Expenses"

  (d) Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Summary Term Sheet—Financing of the Merger"

    "Special Factors—Financing"

    "The Merger Agreement and Plan of Merger—Financing"

  Item 11 Interest in Securities of the Subject Company

  (a) Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

    "Special Factors—Interests of Certain Persons in the Merger"

    "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b) Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "Transactions in the Shares "

  Item 12 The Solicitation or Recommendation

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  (a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    "Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting"

    "The Extraordinary General Meeting—Vote Required"

    "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b) Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

    "Summary Term Sheet—Position of the Buyer, Parent, Merger Sub as to the Fairness of the Merger"

    "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors"

    "Special Factors—Position of the Buyer, Parent and Merger Sub as to the Fairness of the Merger"

    "The Extraordinary General Meeting—Our Board's Recommendation"

  Item 13    Financial Statements

  (a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2012, as amended, originally filed on March 27, 2013 (as amended on September 12, 2013) (see page F-1 and following pages).

  The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Financial Information"

    "Where You Can Find More Information"

  (b) Pro Forma Information. Not applicable.

  Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a) Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

    "The Extraordinary General Meeting—Solicitation of Proxies"

  (b) Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Parties Involved in the Merger"

    "Special Factors—Interests of Certain Persons in the Merger"

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    "Annex D—Directors and Executive Officers of Each Filing Person"

  Item 15    Additional Information

  (a) Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

  Item 16    Exhibits

  (a)-(1) Preliminary Proxy Statement of the Company, dated [●] (the "proxy statement").

  (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

  (a)-(4)  Press Release issued by the Company, dated August 19, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2013.

  (a)-(5) Press Release issued by the Company, dated December 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 2, 2013.

  (b)-(1)  Equity Commitment Letter, dated as of December 2, 2013, by and between Mr. Shuipan Lin and Parent.

  (c)-(1)  Opinion of Houlihan Lokey (China) Limited, dated December 2, 2013, incorporated herein by reference to Annex B of the proxy statement.

  (c)-(2)  Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 2, 2013.

  (d)-(1) Agreement and Plan of Merger, dated as of December 2, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)  Contribution Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

  (d)-(3)  Voting Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders, Parent, and the Company incorporated herein by reference to Annex F of the proxy statement.

  (d)-(4) Limited Guaranty, dated as of December 2, 2013, by Mr. Shuipan Lin in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

  (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the proxy statement.

  (f)-(2)  Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

  (g)  Not applicable.

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  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date: December 18, 2013

Exceed Company Ltd.

By:	/s/ Jin Jichun
Name:	Jin Jichun
Title:	Chairman of the Independent Committee

/s/ Shuipan Lin
Shuipan Lin

Tiancheng Int'l Investment Group Limited

By:	/s/ Shuli Chen
Name:	Shuli Chen
Title:	Director

/s/ Ding Dongdong
Ding Dongdong

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  Exhibit Index

  (a)-(1) Preliminary Proxy Statement of the Company, dated [●] (the "proxy statement").

  (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3) Form of Proxy Card, incorporated herein by reference to the proxy statement.

  (a)-(4)  Press Release issued by the Company, dated August 19, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 19, 2013.

  (a)-(5) Press Release issued by the Company, dated December 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 2, 2013.

  (b)-(1)  Equity Commitment Letter, dated as of December 2, 2013, by and between Mr. Shuipan Lin and Parent.

  (c)-(1)  Opinion of Houlihan Lokey (China) Limited, dated December 2, 2013, incorporated herein by reference to Annex B of the proxy statement.

  (c)-(2)  Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 2, 2013.

  (d)-(1) Agreement and Plan of Merger, dated as of December 2, 2013, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)  Contribution Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

  (d)-(3)  Voting Agreement, dated as of December 2, 2013, by and among the Rollover Shareholders, Parent, and the Company incorporated herein by reference to Annex F of the proxy statement.

  (d)-(4) Limited Guaranty, dated as of December 2, 2013, by Mr. Shuipan Lin in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

  (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled "Dissenters’ Rights" in the proxy statement.

  (f)-(2)  Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C of the proxy statement.

  (g)  Not applicable.

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